SUB-ITEM 77Q2: Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon the Fund’s review of the copies of such forms received by it and written representations from the Directors and officers of the Fund, and the filings by the beneficial holders greater than 10% of a Fund’s shares, to the knowledge of the Fund, for the fiscal year ended December 31, 2011, all such forms were filed on a timely basis.